SECURITIES AND  EXCHANGE COMMISSIONS
Washington,  DC  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 7)

SANTA FE FINANCIAL CORPORATION
Name of Issuer

Common Stock, Par Value $0.10 Per Share
Title of Class of Securities


802014-10-0
CUSIP Number


Mr. Howard A. Jaffe
Chief Operating Officer
The Intergroup Corporation
2121 Avenue of the Stars,  Suite 2020
Los Angeles, California 90067
(310) 556-1999
_________________________________________
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications


March 27, 1995
Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [      ]

Check the following box if a fee is being paid with this
statement.     [     ]

CUSIP No. 802014-10-0

1.	Name of Reporting Person		     	Tax Identification Number
 	 The Intergroup Corporation					        13-3293645

2.	Check the Appropriate Box if a Member of a Group
  	a.					b.

3.	SEC Use Only


4.	Source of Funds


5.	Check if Disclosure of Legal Proceedings is Required
   pursuant to Items 2(d) or 2 ______

6.	Citizenship or Place of Organization
  	Delaware


Number of					        7.	Sole Voting Power
Shares						             211,450
Beneficially	__________________________________________________
Owned by					         8.	Shared Voting Power
Each
Reporting		  __________________________________________________
Person					           9.	Sole Dispositive Power
With			              				211,450
			          __________________________________________________
						               10.	Shared Dispositive Power


11.	Aggregate Amount Beneficially Owned By Each Reporting Person
   	211,450 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    Shares _________

13.	Percent of Class Represented by Amount in Row 11
	   33.1%

14.	Type of Reporting Person
   	CO

AMENDMENT NO. 7 TO SCHEDULE 13D
OF THE INTERGROUP CORPORATION
REGARDING OWNERSHIP OF COMMON STOCK OF
SANTA FE FINANCIAL CORPORATION



This Amendment No. 7 to Schedule 13D is being filed by
The Intergroup Corporation ("Intergroup") to update information previously furnished.

The following Item of this Schedule 13D is amended.

Item 4.	Purpose of Transaction.

(d) The Board of Directors of the Company have nominated two directors of Intergroup to serve as directors of the Company for election at the upcoming Annual Meeting of Shareholders of the Company, presently scheduled to be held in May 1996. If elected, the two directors would constitute a majority of the Board (which presently consists of three directors) and, therefore, transfer control of the Company to Intergroup.

Intergroup believes that the two directors would vote to have the Board review the performance of management and make any management changes deemed appropriate.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	March 28, 1996

THE INTERGROUP CORPORATION



By: /s/Howard A. Jaffe
    Howard A. Jaffe
    Corporate Secretary